U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

03038859

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 1998

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transaction period from _______ to ________.

Commission file number: 0-22353

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

FLAGSTAR BANK 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLAGSTAR BANCORP, INC.
5151 Corporate Drive
Troy, Michigan 48098-2639

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(k) PLAN

FLAGSTAR BANCORP, INC.

November 21, 2003

By: ______________________

Mary Kay McGuire
Secretary of Flagstar Bancorp, Inc., Plan Administrator

03-89057.1/2

Financial Statements and Report of Independent Certified Public Accountants

Flagstar Bank 401(k) Plan

December 31, 1998 and 1997

Contents

	Page
Report of Independent Certified Public Accountants	3
Financial Statements	
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
Supplemental Information	
Schedule H, line 4i – Schedule of Assets (Held at End of Year)	10

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
Flagstar Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Flagstar Bank 401(k) Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for each of the two years in the period ended December 31, 1998 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Southfield, Michigan
September 23, 2003

27777 Franklin Road
Suite 800
Southfield, MI 48034
T 248.262.1950
F 248.350.3581
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Flagstar Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,

	1998	1997
Assets		
Investments – at fair value		
Flagstar Bancorp, Inc. common stock	**$ 3,934,373**	$3,263,429
Mutual funds	**9,738,577**	5,529,342
Money market funds	**1,150,994**	952,274
Total investments	**14,823,944**	9,745,045
Receivables:		
Employer contributions	**1,677**	149
Other	**4,296**	-
Total receivables	**5,973**	149
Net assets available for benefits	**$14,829,917**	$9,745,194

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31,

	1998	1997
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	**$ 2,840,427**	$2,218,732
Interest and dividends	**44,464**	10,148
Total investment income	**2,884,891**	2,228,880
Contributions:		
Participant	**1,873,828**	1,344,860
Employer	**841,709**	593,702
Rollovers	**149,800**	191,119
Total contributions	**2,865,337**	2,129,681
Total additions	**5,750,228**	4,358,561
Deductions from net assets attributed to:		
Participant benefits paid	**(665,505)**	(669,411)
Net increase	**5,084,723**	3,689,150
Net assets available for benefits:		
Beginning of year	**9,745,194**	6,056,044
End of year	**$14,829,917**	$9,745,194

The accompanying notes are an integral part of these statements.

Note A - Description of the Plan

The following description of the Flagstar Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Flagstar Bancorp, Inc. (the "Company") who have met the eligibility service requirement and have attained the age of 21. The Plan provides for discretionary Company contributions which are allocated to a participant's individual account based upon a formula specified in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

Eligible employees may contribute up to 6% ($9,600 in 1998 and $9,500 in 1997) per annum, of their eligible compensation to the Plan. The Company matches employee contributions up to 3% per annum of the employee's compensation and may make discretionary contributions to the Plan. No discretionary contributions were made.

Vesting

Participants are immediately vested for their voluntary contributions. Vesting in the Company contributions and related earnings is based on years of service in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 3 years	0%
Three Years	20%
Four Years	40%
Five Years	60%
Six Years	80%
Seven Years	100%

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company contribution made on the employee's behalf and an allocation of plan earnings based on the employee's account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

All contributions are invested in accordance with the participant's directive.

Payment of Benefits

Upon termination of services, retirement, attainment of age 59-1/2, death or disability, the participant or his or her beneficiaries are entitled to receive a distribution based on the vested amount of his or her account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship subject to the discretion of the Plan's administrative committee.

Forfeitures

If a participant terminates employment, any non-vested portion of the participant's account is forfeited. Forfeitures are applied to reduce the contributions of the Company. Forfeited nonvested accounts totaled $66,000 at December 31, 1998 and $135,000 at December 31, 1997.

Note B – Summary of Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and additions and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value based upon the current quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Note C – Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

December 31, 1998	Number of Shares	Fair Value
Flagstar Bancorp, Inc. Common Stock	150,598.000	$3,934,373
Fidelity Institutional Retirement Services Funds		
Ginnie Mae Portfolio	26,821.586	292,087
Magellan	16,196.824	1,956,900
Contrafund	39,207.570	2,226,597
Equity Income	25,131.689	1,396,065
Growth & Income Portfolio	68,300.448	3,130,893
Retirement Government Money Market Portfolio	1,013,153.580	1,013,154

Note C – Investments (Continued)

December 31, 1997	Number of Shares	Fair Value
Flagstar Bancorp, Inc. Common Stock	164,853.000	$3,263,429
Fidelity Institutional Retirement Services Funds		
Ginnie Mae Portfolio	17,540.684	191,018
Magellan	10,731.566	1,022,397
Contrafund	26,369.942	1,229,631
Equity Income	16,687.157	874,574
Growth & Income Portfolio	45,304.688	1,726,108
Diversified International	30,106.256	485,614
Retirement Government Money Market Portfolio	942,083.630	942,083

The Plan's investments (including dividends, gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

	1998	1997
Common stock	**$1,083,468**	$1,168,549
Mutual funds	**1,801,423**	1,060,331
Collective trust	**-**	-
	$2,884,891	$2,228,880

Note D - Parties In Interest

Substantially all administrative expenses of the Plan are paid by the Company. In addition, the Plan trades in the common stock of the Company.

Note E – Plan Amendment

During 1997, the Plan was amended to permit each participant a one-time opportunity to purchase shares of the Common Stock of the Company at the initial public offering price. The Plan does not provide for future purchases of the Company Common Stock following the Offering.

Note F - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to provisions of ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to all participants to the extent of the value of each participant's account after adjustment for liquidation expenses which were not paid by the Company.

Note G – Tax Status

The Internal Revenue Service has determined and informed Flagstar Bancorp, Inc. by a letter dated November 17, 1997, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

Supplemental Information

Flagstar Bank 401(k) Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 1998

Description	Cost (a)	Current Value
Flagstar Bancorp, Inc. Common Stock*		$ 3,934,373
Fidelity Institutional Retirement Services Funds:		
Ginnie Mae Portfolio		292,087
Magellan		1,956,900
Contrafund		2,226,597
Equity Income		1,396,065
Growth & Income Portfolio		3,130,893
Diversified International		736,035
Retirement Government Money Portfolio		1,013,154
Cash		137,840
		$14,823,944

*Represents a party-in-interest.

(a) Cost information omitted for investments that are fully participant directed.

EXHIBIT 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated September 23, 2003, accompanying the financial statements and schedules included in the Annual Report of Flagstar Bank 401(k) Plan on Form 11-K for the year ended December 31, 1998. We hereby consent to the incorporation by reference of said report in the Registration Statement of Flagstar Bancorp, Inc. on Form S-8, effective April 30, 1997.

Grant Thornton LLP

November 19, 2003